UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________

FORM 6-K

________________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

October 28, 2016

________________

NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Financial report for the period 1 January 2016 to 30 September 2016

28 October 2016

Novo Nordisk increased adjusted operating profit by 7% in local currencies in the first nine months of 2016

Sales increased by 6% in local currencies

Sales increased by 6% in local currencies and by 4% in Danish kroner to DKK 82.2 billion.

•	Sales of Tresiba® increased by 187% (184% in Danish kroner).
•	Sales of Victoza® increased by 13% (12% in Danish kroner).
•	Sales of Saxenda® was DKK 1.0 billion
•	Sales in the USA increased by 6% (5% in Danish kroner).
•	Sales in International Operations increased by 13% (unchanged in Danish kroner).
•	Sales in Region China increased by 11% (5% in Danish kroner).

Operating profit decreased by 1% reported in local currencies and by 3% in Danish kroner to DKK 37.2 billion. Adjusted for the non-recurring income related to the partial divestment of NNIT and the income related to out-licensing of assets for inflammatory disorders, both in 2015, operating profit in local currencies increased by 7%.

Net profit increased by 10% to DKK 29.2 billion. Diluted earnings per share increased by 12% to DKK 11.50. Adjusted for the partial divestment of NNIT, net profit and diluted earnings per share increased by 20% and 22% respectively.

In September, Novo Nordisk announced that Lars Rebien Sørensen, president and chief executive officer, will retire from the company by the end of 2016. Lars Fruergaard Jørgensen, currently executive vice president and head of Corporate Development, will succeed him, effective 1 January 2017.

In September, Novo Nordisk announced plans to reduce the workforce by approximately 1,000 employees of the 42,600 positions in the company’s global organisation.

The financial outlook for 2016 has been updated and the range for sales growth is now expected to be 5–6%, whereas growth in adjusted operating profit is now expected to be 5–7%, both measured in local currencies.

During 2016, the market environment in the USA has become significantly more challenging, negatively impacting future pricing for Novo Nordisk’s products. Consequently, the preliminary outlook for 2017 indicates low single-digit growth in sales and flat to low single-digit growth in operating profit, both measured in local currencies. In terms of long-term financial targets, Novo Nordisk no longer deems it achievable to reach the operating profit growth target of 10% set in February 2016. As a result, the target has been revised and Novo Nordisk is now aiming for an average operating profit growth of 5%. The two other financial targets remain unchanged.

Lars Rebien Sørensen, president and CEO: “We have reassessed our long-term target for operating profit growth and our R&D strategy in the light of the challenging market environment in the USA. As a result, we are reducing our global cost base and parting company with some of our valued employees. Going forward we are confident that our strong product portfolio with innovative products like Tresiba®, Victoza® and semaglutide will enable us to deliver on our revised growth targets.”

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 www.novonordisk.com	CVR no: 24 25 67 90
Company announcement No 74 / 2016

Financial report for the period 1 January 2016 to 30 September 2016	Page 2 of 33

ABOUT NOVO NORDISK

Novo Nordisk is a global healthcare company with more than 90 years of innovation and leadership in diabetes care. This heritage has given us experience and capabilities that also enable us to help people defeat other serious chronic conditions: haemophilia, growth disorders and obesity. Headquartered in Denmark, Novo Nordisk employs approximately 42,600 people in 75 countries, and markets its products in more than 180 countries. Novo Nordisk’s B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com

CONFERENCE CALL DETAILS

On 28 October 2016 at 13.00 CEST, corresponding to 7.00 am EDT, a conference call will be held. Investors will be able to listen in via a link on novonordisk.com, which can be found under ‘Investors’. Presentation material for the conference call will be available approximately one hour before on the same page.

WEBCAST DETAILS

On 31 October 2016 at 14.15 CET, corresponding to 9.15 am EDT, management will give a presentation to institutional investors and sell-side analysts in London. A webcast of the presentation can be followed via a link on novonordisk.com, which can be found under ‘Investors’. Presentation material for the webcast will be made available on the same page.

FINANCIAL CALENDAR

2 February 2017	Financial Statement for 2016
7 February 2017	PDF Version of Annual Report 2016
8 February 2017	Deadline for the company’s receipts of shareholder proposals for the Annual General Meeting 2017
24 February 2017	Printed version of the Annual Report 2016
23 March 2017	Annual General Meeting 2017
3 May 2017	Financial Statement for first three months of 2017
9 August 2017	Financial Statement for first six months of 2017
1 November 2017	Financial Statement for first nine months of 2017

CONTACTS FOR FURTHER INFORMATION

Media:
Charlotte Zarp-Andersson	+45 3079 7603	czpa@novonordisk.com
Ken Inchausti (US)	+1 267 809 7552	kiau@novonordisk.com
Investors:
Peter Hugreffe Ankersen	+45 3075 9085	phak@novonordisk.com
Melanie Raouzeos	+45 3075 3479	mrz@novonordisk.com
Hanna Ögren	+45 3079 8519	haoe@novonordisk.com
Anders Mikkelsen	+45 3079 4461	armk@novonordisk.com
Kasper Veje (US)	+1 609 235 8567	kpvj@novonordisk.com

Further information about Novo Nordisk is available on novonordisk.com.

Company announcement No 74 / 2016

Financial report for the period 1 January 2016 to 30 September 2016	Page 3 of 33

LIST OF CONTENTS
FINANCIAL PERFORMANCE		4
Consolidated financial statement for the first nine months of 2016		4
Sales development		5
Diabetes and obesity care, sales development		6
Biopharmaceuticals, sales development		10
Development in costs and operating profit		10
Financial items (net)		11
Capital expenditure and free cash flow		11
Key developments in the third quarter of 2016		11
OUTLOOK		13
Long-term financial targets update		15
RESEARCH & DEVELOPMENT UPDATE		16
Updated Research and Development strategy		16
Diabetes		16
Obesity		20
SUSTAINABILITY UPDATE		20
EQUITY		20
CORPORATE GOVERNANCE		21
LEGAL MATTERS		22
MANAGEMENT STATEMENT		25
FINANCIAL INFORMATION		26
Appendix 1:	Quarterly numbers in DKK	26
Appendix 2:	Income statement and statement of comprehensive income	27
Appendix 3:	Balance sheet	28
Appendix 4:	Statement of cash flows	29
Appendix 5:	Statement of changes in equity	30
Appendix 6:	Regional sales split	31
Appendix 7:	Key currency assumptions	32
Appendix 8:	Quarterly numbers in USD (additional information)	33

Financial Performance	Outlook	R&D	Sustainability	Equity	Corporate Governance	Legal	Financial Information

Company announcement No 74 / 2016

Financial report for the period 1 January 2016 to 30 September 2016	Page 4 of 33

FINANCIAL PERFORMANCE

CONSOLIDATED FINANCIAL STATEMENT FOR THE FIRST NINE MONTHS OF 2016

These unaudited consolidated financial statements for the first nine months of 2016 have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ and on the basis of the same accounting policies as were applied in the Annual Report 2015 of Novo Nordisk. Novo Nordisk has adopted all new, amended or revised accounting standards and interpretations (‘IFRSs’) as published by the IASB that are endorsed by the EU and effective for the accounting period beginning on 1 January 2016. These IFRSs have not had a significant impact on the consolidated financial statements for the first nine months of 2016.Furthermore, the financial report including the consolidated financial statements for the first nine months of 2016 and Management’s review have been prepared in accordance with additional Danish disclosure requirements for interim reports of listed companies

Amounts in DKK million, except number of shares, earnings per share and full-time equivalent employees.

PROFIT AND LOSS DKK million	9M 2016	9M 2015	% change 9M 2015 to 9M 2016
Net sales	82,208	79,051	4%

Gross profit	69,943	67,471	4%
Gross margin	85.1%	85.4%

Sales and distribution costs	20,468	20,273	1%
Percent of sales	24.9%	25.6%

Research and development costs	10,093	9,574	5%
Percent of sales	12.3%	12.1%

Administrative costs	2,796	2,693	4%
Percent of sales	3.4%	3.4%

Other operating income, net	640	3,388	N/A
Non-recurring income from the initial public offering of NNIT A/S	-	2,376	N/A

Operating profit	37,226	38,319	(3%)
Operating margin	45.3%	48.5%

Financial items (net)	(370)	(5,150)	(93%)
Profit before income taxes	36,856	33,169	11%

Income taxes	7,630	6,567	16%
Effective tax rate	20.7%	19.8%

Net profit	29,226	26,602	10%
Net profit margin	35.6%	33.7%

OTHER KEY NUMBERS

Depreciation, amortisation and impairment losses	2,077	1,944	7%
Capital expenditure (tangible assets)	4,559	3,028	51%

Net cash generated from operating activities	37,161	28,168	32%
Free cash flow	31,603	27,280	16%

Total assets	87,340	85,195	3%
Equity	41,327	43,109	(4%)
Equity ratio	47.3%	50.6%

Average number of diluted shares outstanding (million)	2,540.6	2,586.7	(2%)
Diluted earnings per share / ADR (in DKK)	11.50	10.28	12%
Diluted earnings per share / ADR adjusted for non-recurring income from NNIT IPO (in DKK)	11.50	9.40	22%

Full-time equivalent employees end of period	42,605	40,261	6%

Financial Performance	Outlook	R&D	Sustainability	Equity	Corporate Governance	Legal	Financial Information
Company announcement No 74 / 2016

Financial report for the period 1 January 2016 to 30 September 2016	Page 5 of 33

SALES DEVELOPMENT

Sales increased by 6% measured in local currencies and by 4% in Danish kroner. Sales growth was realised within both diabetes care and biopharmaceuticals, with the majority of growth originating from Tresiba®, Victoza®, Norditropin® and Saxenda®, while sales of NovoSeven® and NovoRapid® declined.

Sales split per therapy	Sales 9M 2016 DKK million	Growth as reported	Growth in local currencies	Share of growth in local currencies

The diabetes and obesity care segment
New-generation insulin 1)	2,752	182%	185%	37%
- Tresiba ®	2,506	184%	187%	33%
Modern insulin	35,291	(4%)	(1%)	(7%)
- NovoRapid ®	14,406	(4%)	(2%)	(7%)
- NovoMix ®	7,886	(5%)	(1%)	(2%)
- Levemir ®	12,999	(2%)	1%	2%
Human insulin	8,152	(4%)	0%	0%
Victoza®	14,649	12%	13%	33%
Other diabetes and obesity care 2)	4,278	22%	26%	18%
- Saxenda ®	1,037	327%	331%	16%
Diabetes and obesity care total	65,122	4%	6%	81%
The biopharmaceuticals segment

Haemophilia 3)	7,651	(3%)	(1%)	(2%)
- NovoSeven ®	6,940	(7%)	(6%)	(9%)
Norditropin®	6,568	14%	16%	19%
Other biopharmaceuticals 4)	2,867	3%	4%	2%
Biopharmaceuticals total	17,086	4%	6%	19%
Total sales	82,208	4%	6%	100%

1) Comprises Tresiba®, Xultophy® and Ryzodeg® .

2) Primarily NovoNorm®, needles and Saxenda®.

3) Comprises NovoSeven®, NovoEight® and NovoThirteen®.

4) Primarily Vagifem® and Activelle®.

All regions contributed to sales growth; however, the USA was the main contributor with 44% share of growth measured in local currencies, followed by International Operations and Region China contributing 27% and 16% respectively. Sales growth in the USA was positively impacted by approximately 1.5 percentage points due to non-recurring adjustments to rebates in the Medicaid patient segment in first quarter of 2016 related to Norditropin®. Sales growth in International Operations of 13% measured in local currencies was positively impacted by approximately 3 percentage points due to the significant inflationary effects in Argentina and Venezuela.

Financial Performance	Outlook	R&D	Sustainability	Equity	Corporate Governance	Legal	Financial Information
Company announcement No 74 / 2016

Financial report for the period 1 January 2016 to 30 September 2016	Page 6 of 33

Sales split per region	Sales 9M DKK million	Growth as reported	Growth in local currencies	Share of growth in local currencies

USA	41,851	5%	6%	44%
Europe	15,407	0%	2%	6%
International Operations	10,173	0%	13%	27%
Region China	7,918	5%	11%	16%
Pacific*	6,859	11%	6%	7%
Total sales	82,208	4%	6%	100%

* Pacific includes Japan, Korea, Oceania and Canada

Please refer to appendix 6 for further details on sales in the first nine months of 2016.

The sales split is presented in accordance with the regional structure introduced in connection with the annual report for 2015. For 2017, an updated format for regional reporting will be introduced in order to reflect the regional structure revised in connection with the changes in Executive Management announced in September 2016.

In the following sections, unless otherwise noted, market data are based on moving annual total (MAT) from August 2016 and August 2015 provided by the independent data provider IMS Health.

DIABETES AND OBESITY CARE, SALES DEVELOPMENT

Sales of diabetes and obesity care products increased by 6% measured in local currencies and by 4% in Danish kroner to DKK 65,122 million. Novo Nordisk is the world leader in diabetes care with a global value market share of 27%.

Insulin

Sales of insulin increased by 3% measured in local currencies and were unchanged in Danish kroner at DKK 46,195 million. Measured in local currencies, sales growth was driven by International Operations and Region China. Novo Nordisk is the global leader with 46% of the total insulin market and 45% of the market for modern insulin and new-generation insulin, both measured in volume.

Sales of new-generation insulin (Tresiba®, Xultophy® and Ryzodeg®) reached DKK 2,752 million compared with DKK 977 million in 2015.

Sales of Tresiba® (insulin degludec), the once-daily new-generation insulin, reached DKK 2,506 million compared with DKK 882 million in 2015. The roll-out of Tresiba® continues and the product has now been launched in 47 countries. In the USA, where Tresiba® was launched broadly in January 2016, the feedback from patients and prescribers is encouraging, and the product has achieved wide commercial and Medicare

Financial Performance	Outlook	R&D	Sustainability	Equity	Corporate Governance	Legal	Financial Information
Company announcement No 74 / 2016

Financial report for the period 1 January 2016 to 30 September 2016	Page 7 of 33

Part D formulary coverage. In Japan, where Tresiba® was launched in March 2013 with similar reimbursement as insulin glargine U100, its share of the basal insulin market has grown steadily, and Tresiba® has now captured 40% of the basal insulin market measured in monthly value market share. Similarly, Tresiba® has shown solid penetration in other markets with reimbursement at a similar level to insulin glargine U100, whereas penetration remains modest in markets with restricted market access.

Xultophy® (IDegLira), a once-daily single-injection combination of insulin degludec (Tresiba®) and liraglutide (Victoza®), is currently marketed in six countries, and launch activities are progressing as planned.

Ryzodeg®, a soluble formulation of insulin degludec and insulin aspart, has now been marketed in eight countries, and feedback from patients and prescribers is encouraging.

Sales of modern insulin decreased by 1% in local currencies and by 4% in Danish kroner to DKK 35,291 million. Sales declined in the USA, Europe and Pacific partly offset by a positive contribution from International Operations and China. Sales of modern insulin and new-generation insulin in total constitute 82% of Novo Nordisk’s sales of insulin measured in value.

INSULIN MARKET SHARES (volume, MAT)	Novo Nordisk’s share of total insulin market		Novo Nordisk’s share of the modern insulin and new-generation insulin market
	August 2016	August 2015	August 2016	August 2015
Global	46%	46%	45%	45%
USA	37%	37%	38%	38%
Europe	46%	47%	45%	47%
International Operations*	55%	54%	51%	52%
China**	55%	56%	61%	62%
Japan	52%	52%	50%	50%

Source: IMS, August 2016 data. * Data for 13 selected markets representing approximately 70% of Novo Nordisk’s diabetes sales in the region. ** Data for mainland China, excluding Hong Kong and Taiwan.

USA

Sales of insulin in the USA decreased by 1% in both local currencies and Danish kroner. Sales declined due to lower NovoLog® and NovoLog® Mix 70/30 prices, a NovoLog® and NovoLog® Mix 70/30 contract loss effective from 1 January 2016 and a declining premix insulin segment, which was countered by growth in the basal insulin segment due the positive contribution from the introduction of Tresiba®. 54% of Novo Nordisk’s modern insulin volume in the USA is used in the prefilled devices FlexPen® and FlexTouch®.

Europe

Sales of insulin in Europe increased by 1% in local currencies and decreased by 1% in Danish kroner. Sales were driven by the penetration of Tresiba® as well as a positive contribution from Xultophy® across the region, partly offset by contracting modern insulin sales and the ceased distribution of Tresiba® and Xultophy® in Germany. The

Financial Performance	Outlook	R&D	Sustainability	Equity	Corporate Governance	Legal	Financial Information
Company announcement No 74 / 2016

Financial report for the period 1 January 2016 to 30 September 2016	Page 8 of 33

device penetration in Europe is high, and 96% of Novo Nordisk’s insulin volume is being used in devices, primarily NovoPen® and FlexPen®.

International Operations

Sales of insulin in International Operations increased by 14% in local currencies and by 1% in Danish kroner. The growth in local currencies reflects growth in modern insulin, the new-generation insulin products Tresiba® and Ryzodeg® as well as human insulin. Currently, 58% of Novo Nordisk’s insulin volume in the major private markets is used in devices.

Region China

Sales of insulin in Region China increased by 11% in local currencies and by 5% in Danish kroner. The sales growth is driven by growth of the overall diabetes care market and the continued market penetration of the three modern insulin products, where Novo Nordisk has improved its share of volume growth and thereby stabilised its market share. Currently, 98% of Novo Nordisk’s insulin volume in China is used in devices, primarily the durable device NovoPen®.

Pacific

Sales of insulin in Pacific were unchanged in local currencies and increased by 5% in Danish kroner. The sales development reflects continued strong uptake of Tresiba® in Japan which is offset by continued volume decline of the Japanese insulin volume market and lower human insulin sales in the region. The device penetration in Japan is high with 98% of Novo Nordisk’s insulin volume being used in devices.

Victoza® (GLP-1 therapy for type 2 diabetes)

Victoza® sales increased by 13% in local currencies and by 12% in Danish kroner to DKK 14,649 million. Sales growth is driven by the USA and International Operations. The GLP-1 segment’s value share of the total diabetes care market has increased to 9.2% compared with 7.7% in 2015. Victoza® is the market leader in the GLP-1 segment with a 60% value market share.

GLP-1 MARKET SHARES (value, MAT)	GLP-1 share of total diabetes care market		Victoza® share of GLP-1 market
	August 2016	August 2015	August 2016	August 2015
Global	9.2%	7.7%	60%	68%
USA	10.8%	9.0%	57%	66%
Europe	9.3%	8.5%	68%	76%
International Operations*	2.8%	2.3%	81%	87%
China**	0.9%	0.8%	54%	53%
Japan	4.8%	2.6%	66%	67%

Source: IMS, August 2016 data. * Data for 13 selected markets representing approximately 70% of Novo Nordisk’s diabetes sales in the region. ** Data for mainland China, excluding Hong Kong and Taiwan.

Financial Performance	Outlook	R&D	Sustainability	Equity	Corporate Governance	Legal	Financial Information
Company announcement No 74 / 2016

Financial report for the period 1 January 2016 to 30 September 2016	Page 9 of 33

USA

Sales of Victoza® in the USA increased by 14% both in local currencies and in Danish kroner. Sales growth is driven by an underlying prescription volume growth of the GLP- 1 class of more than 30% in the USA. The growth of the GLP-1 market continues to be driven by recently introduced competing once-weekly products and Victoza®. The value share of the GLP-1 class of the total US diabetes care market has increased to 10.8%. Despite intensified competition, Victoza® is still the market leader with a 57% value market share.

Europe

Sales in Europe increased by 1% in local currencies and decreased by 1% in Danish kroner. Sales growth is driven by the Nordic countries and Portugal offset by declining sales in the United Kingdom, Germany and France. In Europe, the share of the GLP-1 class of the total diabetes care market in value has increased to 9.3%. Victoza® is the GLP-1 market leader with a value market share of 68%.

International Operations

Sales in International Operations increased by 29% in local currencies and by 19% in Danish kroner. Sales growth is primarily driven by a number of countries in the Middle East and Latin America. The value share of the GLP-1 class of the total diabetes care market increased to 2.8%. Victoza® is the GLP-1 market leader across International Operations with a value market share of 81%.

Region China

Sales in Region China increased by 24% in local currencies and by 17% in Danish kroner. In China, the GLP-1 class, which represents a modest 0.9% of the total diabetes care market in value, is generally not reimbursed. Victoza® holds a GLP-1 value market share of 54%.

Pacific

Sales in Pacific increased by 19% in local currencies and by 23% in Danish kroner. The sales growth reflects the continued expansion of the GLP-1 market in Japan, as well as a positive market development in Canada. In Japan, the GLP-1 class represents 4.8% of the total diabetes care market value compared with 2.6% in 2015. Victoza® remains the leader in the class with a value market share of 66%.

Other diabetes and obesity care

Sales of other diabetes and obesity care, which predominantly consists of oral antidiabetic products, needles and Saxenda®, increased by 26% in local currencies and by 22% in Danish kroner to DKK 4,278 million. Saxenda®, liraglutide 3 mg for weight management, was launched in May 2015 and sales were DKK 1,037 million in the first nine months of 2016 compared with DKK 243 million in 2015. In the USA, promotional activities are progressing as planned, and feedback from patients and prescribers is encouraging. Saxenda® has now been launched in 12 countries.

Financial Performance	Outlook	R&D	Sustainability	Equity	Corporate Governance	Legal	Financial Information
Company announcement No 74 / 2016

Financial report for the period 1 January 2016 to 30 September 2016	Page 10 of 33

BIOPHARMACEUTICALS, SALES DEVELOPMENT

Sales of biopharmaceutical products increased by 6% measured in local currencies and by 4% in Danish kroner to DKK 17,086 million. Sales growth is primarily driven by the USA, International Operations and Europe.

Haemophilia

Sales of haemophilia products decreased by 1% measured in local currencies and by 3% in Danish kroner to DKK 7,651 million. The sales decline was primarily driven by lower NovoSeven® sales in the USA, partly offset by the roll-out of NovoEight® in Europe and the USA as well as by NovoSeven® in Pacific.

Norditropin® (growth hormone therapy)

Sales of Norditropin® increased by 16% measured in local currencies and by 14% in Danish kroner to DKK 6,568 million. The sales growth is primarily derived from the USA reflecting a significant positive non-recurring adjustment to rebates in the Medicaid patient segment relating to the period 2010-2015. This positive impact has been partly offset by lower volumes. Novo Nordisk is the leading company in the global growth hormone market with a 23% market share measured in volume.

Other biopharmaceuticals

Sales of other products within biopharmaceuticals, which predominantly consist of hormone replacement therapy-related (HRT) products, increased by 4% measured in local currencies and by 3% in Danish kroner to DKK 2,867 million. Sales growth is driven by a positive impact from pricing of Vagifem® in the USA.

DEVELOPMENT IN COSTS AND OPERATING PROFIT

The cost of goods sold increased by 6% to DKK 12,265 million, resulting in a gross margin of 85.1% measured in both local currencies and Danish kroner, compared with 85.4% in 2015. The gross margin was negatively impacted by ramp-up costs for new manufacturing capacity and product mix due to lower NovoSeven® sales partly countered by a positive impact from net prices, driven by non-recurring Medicaid rebate adjustments and Victoza® sales.

Sales and distribution costs increased by 4% in local currencies and by 1% in Danish kroner to DKK 20,468 million. The modest increase in costs is driven by sales force investments in selected countries in International Operations and by costs related to the Tresiba® launch in the USA.

Research and development costs increased by 6% in local currencies and by 5% in Danish kroner to DKK 10,093 million. The increase in costs reflects higher research costs for diabetes and obesity projects, while development costs were unchanged due to the completion of the cardiovascular outcomes trial DEVOTE and the SWITCH phase 3b development programme, both for insulin degludec, as well as the phase 3a programme SUSTAIN for the once-weekly GLP-1 analogue semaglutide. This is partly offset by increasing costs related to the PIONEER programme for oral semaglutide, for which six of the planned 10 trials have been initiated during the first nine months of 2016.

Financial Performance	Outlook	R&D	Sustainability	Equity	Corporate Governance	Legal	Financial Information
Company announcement No 74 / 2016

Financial report for the period 1 January 2016 to 30 September 2016	Page 11 of 33

Administration costs increased by 7% in local currencies and by 4% in Danish kroner to DKK 2,796 million. The higher administrative costs are mainly related to higher employee-related costs in International Operations.

Other operating income (net) was DKK 640 million compared with DKK 3,388 million in 2015. The lower level of income reflects the non-recurring income from the partial divestment of NNIT, an IT service and consultancy company, in connection with the Initial Public Offering on Nasdaq Copenhagen as well as non-recurring income related to the out-licensing of assets for inflammatory disorders, both in 2015.

Operating profit decreased by 1% in local currencies and by 3% in Danish kroner to DKK 37,226 million. Adjusted for the income related to the partial divestment of NNIT (DKK 2,376 million) and the income related to the out-licensing of assets for inflammatory disorders (DKK 449 million), both in 2015, the growth in operating profit was 7% in local currencies.

FINANCIAL ITEMS (NET)

Financial items (net) showed a net loss of DKK 370 million compared with a net loss of DKK 5,150 million in 2015.

In line with Novo Nordisk’s treasury policy, the most significant foreign exchange risks for the group have been hedged, primarily through foreign exchange forward contracts. The foreign exchange result was a loss of DKK 349 million compared with a loss of DKK 5,101 million in 2015. This development reflects loss on foreign exchange hedging involving especially the Japanese yen, US dollar and Chinese yuan versus the Danish krone.

CAPITAL EXPENDITURE AND FREE CASH FLOW

Net capital expenditure for property, plant and equipment was DKK 4.6 billion compared with DKK 3.0 billion in 2015. Net capital expenditure was primarily related to investments in a new production facility for a range of diabetes active pharmaceutical ingredients, a new diabetes care filling capacity and an expansion of the manufacturing capacity for biopharmaceutical products.

Free cash flow was DKK 31.6 billion compared with DKK 27.3 billion in 2015. The increase of 16% compared with 2015 primarily reflects the increased cash flow from operating activities and a lower level of tax prepayments in 2016, which more than offset the impact from the non-recurring proceeds from the partial divestment of NNIT in 2015.

KEY DEVELOPMENTS IN THE THIRD QUARTER OF 2016

Please refer to appendix 1 for an overview of the quarterly numbers in DKK and to appendix 6 for details on sales in the third quarter of 2016.

Financial Performance	Outlook	R&D	Sustainability	Equity	Corporate Governance	Legal	Financial Information
Company announcement No 74 / 2016

Financial report for the period 1 January 2016 to 30 September 2016	Page 12 of 33

Sales in the third quarter of 2016 increased by 5% in local currencies and by 3% in Danish kroner compared with the same period in 2015. The growth was driven by Tresiba®, Victoza®, Saxenda® and Norditropin®, partly offset by modern insulin and NovoSeven®. From a geographic perspective, sales growth in local currencies was driven by International Operations, Region China and the USA, growing by 17%, 11% and 2% respectively. In the USA, the modest sales growth is driven by continued strong Victoza® and Saxenda® growth and the positive contribution from the introduction of Tresiba® in the basal insulin segment, but partly offset by a NovoLog® and NovoLog® Mix 70/30 contract loss, lower modern insulin prices, a declining premix insulin segment as well as lower NovoSeven® sales.

The gross margin was 85.5% in the third quarter of 2016 compared with 85.6% in the same period last year. The decline of 0.1 percentage point reflects a less favourable product mix due to a lower share of NovoSeven® sales partly countered by increased Victoza® sales.

Sales and distribution costs increased by 1% in local currencies and decreased 1% in Danish kroner in the third quarter of 2016 compared with the same period last year, primarily reflecting controlled and focused promotional activities in the USA.

Research and development costs increased by 6% in local currencies and by 5% in Danish kroner in the third quarter of 2016 compared with the same period last year. The increase in costs is driven by increased research costs for the progression of the early diabetes and obesity portfolio as well as costs incurred in connection with the update of the Research and Development strategy.

Administrative costs increased by 9% in local currencies and increased by 7% in Danish kroner in the third quarter of 2016 compared with the same period last year. The increase in costs is driven by severance costs related to the announced management changes and lay-offs in headquarter functions.

Other operating income (net) was DKK 202 million in the third quarter of 2016 compared with DKK 227 million in the same period last year.

Operating profit increased by 5% in local currencies and by 4% in Danish kroner in the third quarter of 2016 compared with the same period last year.

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OUTLOOK

OUTLOOK 2016

The current expectations for 2016 are summarised in the table below:

Expectations are as reported,	Expectations	Expectations
if not otherwise stated	28 October 2016	5 August 2016
Sales growth
in local currencies	5-6%	5-7%
as reported	Around 2 percentage points lower	Around 2 percentage points lower

Operating profit growth*
in local currencies	5-7%	5-8%
as reported	Around 2 percentage points lower	Around 3 percentage points lower

Financial items (net)	Loss of around DKK 600 million	Loss of around DKK 600 million
Effective tax rate	20-22%	20-22%
Capital expenditure	Around DKK 7.0 billion	Around DKK 7.0 billion
Depreciation, amortisation and impairment losses	Around DKK 3.0 billion	Around DKK 3.0 billion
Free cash flow	DKK 38-41 billion	DKK 38-41 billion

* Adjusted DKK 2,376 million for the partial divestment of NNIT and DKK 449 million for the income related to the out-licensing of assets for inflammatory disorders, both in 2015.

For 2016, the range for sales growth is now expected to be 5–6% measured in local currencies. This reflects expectations for continued robust performance for Victoza® and Tresiba® as well as a contribution from Saxenda® and Xultophy®. These sales drivers are expected to be partly countered by an impact from a contract loss in the USA for NovoLog® and NovoLog® Mix 70/30, the loss of exclusivity for products within hormone replacement therapy in the USA, further intensifying competition within diabetes and biopharmaceuticals especially in the USA, as well as adverse macroeconomic conditions in several markets in International Operations. Given the current level of exchange rates versus the Danish krone, growth reported in DKK is still expected to be around 2 percentage points lower than the local currency level.

For 2016, operating profit growth is now expected to be 5–7% measured in local currencies, adjusted by DKK 2,376 million for the partial divestment of NNIT and by DKK 449 million for the income related to the out-licensing of assets for inflammatory disorders, both in 2015. The expectations for operating profit growth reflect the updated sales growth forecast, modest growth in sales and distribution costs to support continued launch activities and research and development costs to support the progress of Novo Nordisk’s pipeline as well as severance costs in relation to the lay-offs announced in September 2016. Given the current level of exchange rates versus the Danish krone, growth reported in DKK is now expected to be around 2 percentage points lower than the local currency level.

For 2016, Novo Nordisk still expects financial items (net) to be a loss of around DKK 600 million. The current expectation reflects losses associated with foreign exchange hedging contracts, mainly related to the Japanese yen, US dollar and Chinese yuan versus the Danish krone.

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The effective tax rate for 2016 is still expected to be in the range of 20–22%.

Capital expenditure is still expected to be around DKK 7.0 billion in 2016, primarily related to investments in an expansion of the manufacturing capacity for biopharmaceutical products, additional capacity for active pharmaceutical ingredient production within diabetes care and a capacity expansion of the diabetes care filling. Depreciation, amortisation and impairment losses are still expected to be around DKK 3.0 billion. Free cash flow is still expected to be DKK 38–41 billion, which primarily reflects settlements with tax authorities for a number of significant tax cases.

With regard to the financial outlook for 2017, Novo Nordisk expects to provide detailed guidance on expectations in connection with the release of the full-year financial results for 2016 on 2 February 2017. At present, the preliminary plans for 2017 in local currencies indicate low single-digit growth in sales and flat to low single-digit growth in operating profit. The preliminary plans reflect expectations for continued robust performance of Tresiba®, Victoza® and the portfolio of modern insulins, as well as a positive sales contribution from Saxenda® and Xultophy®. Sales growth from these products are expected to be partly countered by intensifying competition and challenging market access conditions within both diabetes care and biopharmaceuticals especially in the USA, the loss of exclusivity for products within hormone replacement therapy in the USA, as well as the macroeconomic conditions in some markets in International Operations. Given the current level of exchange rates versus the Danish krone, reported sales and operating profit growth in 2017 are expected to be similar to the growth in local currencies.

All of the above expectations are based on the assumptions that the global economic environment will not significantly change business conditions for Novo Nordisk during 2016 and 2017, and that currency exchange rates, especially the US dollar, will remain at the current level versus the Danish krone. Please refer to appendix 7 for key currency assumptions.

Novo Nordisk has hedged expected net cash flows in a number of invoicing currencies and, all other things being equal, movements in key invoicing currencies will impact Novo Nordisk’s operating profit as outlined in the table below.

Key invoicing currencies	Annual impact on Novo Nordisk’s operating profit of a 5% movement in currency	Hedging period (months)
USD	DKK 2,000 million	12
CNY	DKK 300 million	11*
JPY	DKK 190 million	12
GBP	DKK 70 million	12
CAD	DKK 75 million	11

* Chinese yuan traded offshore (CNH) used as proxy when hedging Novo Nordisk’s CNY currency exposure

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The financial impact from foreign exchange hedging is included in Financial items (net).

LONG-TERM FINANCIAL TARGETS UPDATE

Novo Nordisk introduced four long-term financial targets in 1996 to balance short- and long-term considerations thereby ensuring a focus on shareholder value creation. The targets were subsequently revised and updated on several occasions most recently in connection with the annual results for 2015 released in February 2016.

At the most recent review, the Board of Directors approved three updated long-term financial targets to guide Novo Nordisk’s performance. The targets were updated based on an assumption of a continuation of the prevailing business environment. It was also noted, that significant changes to the business environment, including the structure of the US healthcare system, regulatory requirements, pricing and market access environment, competitive environment, healthcare reforms, exchange rates and changes to accounting standards could significantly impact the time horizon for achieving the long-term targets or require them to be revised.

Since February 2016, the market environment in the USA within both diabetes care and biopharmaceuticals has become significantly more challenging, negatively impacting future pricing for Novo Nordisk’s products, especially for insulin and human growth hormone products. Consequently, Novo Nordisk no longer deems it achievable to reach the operating profit growth target of 10%. As a result hereof, the target has been revised and Novo Nordisk is now aiming for an average operating profit growth of 5%.

The target level for operating profit after tax to net operating assets is unchanged at 125%. The target reflects the expectation of a continued operating profit growth combined with a stable effective tax rate and gradual increase in net operating assets, partly related to an expanded fixed asset investment to sales ratio to accommodate future sales growth primarily within diabetes care.

The target level for the cash to earnings ratio is maintained at 90%, as expected continued growth in International Operations and expanding investment priorities will gradually impact net operating assets. Given the inherent volatility in this ratio, the target will be pursued looking at the average over a three-year period.

The revised targets have been prepared based on the assumption of a continuation of the current business environment. Significant changes to the business environment, including the structure of the US healthcare system, regulatory requirements, pricing and market access environment, competitive environment, healthcare reforms, exchange rates and changes to accounting standards may significantly impact the time horizon for achieving the long-term targets or require them to be revised.

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LONG-TERM FINANCIAL TARGETS	Previous target Feb. 2016	Updated target
Operating profit growth	10%	5%
Operating profit after tax to net operating assets	125%	125%
Cash to earnings	90%	90%

RESEARCH & DEVELOPMENT UPDATE

UPDATED RESEARCH AND DEVELOPMENT STRATEGY

In connection with the 2015 Capital Markets Day, Novo Nordisk presented its R&D strategy and priorities, which focused on addressing unmet medical needs within the core therapeutic disease areas of diabetes, haemophilia and growth hormone treatment as well as developing a pipeline of novel therapies within obesity. Furthermore, Novo Nordisk presented its plans to expand into adjacent disease areas by leveraging existing technology platforms and pursuing external research collaborations to support in-house innovation.

Novo Nordisk’s R&D strategy and priorities have now been updated to reflect the increasingly challenging payer environment, particularly in the US market, by applying an even higher innovation threshold for progressing R&D projects. Furthermore, Novo Nordisk will further intensify exploration of current assets in adjacent disease areas of high unmet need as well as identify new assets using our existing technology platform. In addition to the already established adjacent areas; NASH (Non-alcoholic steatohepatitis), diabetic kidney disease and cardiovascular disease are new areas to be pursued, both in research and development.

As a result of the updated R&D strategy and priorities, Novo Nordisk will not progress its current development projects within oral insulin and combinations involving oral insulin. In addition, a number of changes to the portfolio of early-stage projects will also be implemented. Novo Nordisk furthermore intends to strengthen its activities for in- licensing of early and mid-stage projects as well as external academic collaborations. Novo Nordisk’s current late-stage development portfolio will not be affected by the changes.

DIABETES

Novo Nordisk submits application in the US for including data from the two SWITCH trials in the Tresiba® (NN1250) label

In September 2016, Novo Nordisk announced the submission of a supplemental application to the US Food and Drug Administration (FDA) for including data from the two SWITCH phase 3b trials in the label for Tresiba®.

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In SWITCH 1, people with type 1 diabetes were randomised to cross-over treatment with Tresiba® and insulin glargine U100, respectively, both in combination with insulin aspart. During the study’s maintenance period, people treated with Tresiba® on average had 11% fewer episodes of overall symptomatic blood glucose confirmed hypoglycaemia, 36% fewer episodes of nocturnal blood glucose confirmed symptomatic hypoglycaemia and 35% fewer episodes of severe hypoglycaemia. All of the above results were statistically significant, and similar results were seen in the full treatment period.

In SWITCH 2, people with type 2 diabetes were randomised to cross-over treatment with Tresiba® and insulin glargine U100, respectively, both in combination with oral antidiabetic drugs. During the study’s maintenance period, people treated with Tresiba® on average had 30% fewer episodes of overall blood glucose confirmed symptomatic hypoglycaemia and 42% fewer episodes of nocturnal blood glucose confirmed symptomatic hypoglycaemia, both favouring Tresiba® over insulin glargine U100. Both observations were statistically significant and similar results were observed for the full treatment period. For severe hypoglycaemia there was a 46%, but not statistically significant reduction of the episodes in the maintenance period, and a statistically significant 51% reduction of the episodes in the full treatment period for Tresiba® compared to insulin glargine U100.

The requirements for objectively comparing hypoglycaemia episodes between the two treatments were fulfilled given that the mean end of treatment HbA1c was similar between treatments in both studies. In both studies, Tresiba® generally appeared to have a safe and well-tolerated profile.

Novo Nordisk submits application to regulatory authorities to include LEADER data in the Victoza® (NN2211) label

On 25 October 2016, Novo Nordisk announced the submission of a supplemental New Drug Application (sNDA) to the US Food and Drug Administration (FDA) and a Type II Variation application to the European Medicines Agency (EMA) for including data from the LEADER cardiovascular outcomes trial in the product information of Victoza® (liraglutide).

LEADER was a multicentre, international, randomised, double-blind, placebo-controlled trial investigating the long-term (3.5–5 years) effects of Victoza® (liraglutide up to 1.8 mg) compared to placebo, both in addition to standard of care, in people with type 2 diabetes at high risk of major cardiovascular events. LEADER was initiated in September 2010 and randomised 9,340 people with type 2 diabetes from 32 countries. The primary endpoint was the first occurrence of a composite cardiovascular outcome comprising cardiovascular death, non-fatal myocardial infarction (heart attack) or non-fatal stroke.

In the LEADER trial, Victoza® statistically significantly reduced the risk of cardiovascular death, non-fatal myocardial infarction (heart attack) and non-fatal stroke by 13% versus placebo, when added to standard of care. The overall risk reduction was derived

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from a statistically significant 22% reduction in cardiovascular death with Victoza® treatment versus placebo and non-significant reductions in non-fatal myocardial infarction and non-fatal stroke.

The safety profile of Victoza® in LEADER was generally consistent with previous liraglutide clinical trials.

FDA extends regulatory review period for IDegLira (NN9068) by three months

In September 2016, Novo Nordisk announced that the FDA had extended the regulatory review period for IDegLira, the fixed-ratio combination of insulin degludec and liraglutide in adults with type 2 diabetes.

The FDA informed Novo Nordisk that a three-month extension was required in order to complete its review of the new drug application (NDA) for IDegLira. Novo Nordisk submitted the NDA to the FDA in September 2015, and with the extension of the review the action date is now expected in December 2016.

Novo Nordisk receives Complete Response Letter in the US for faster-acting insulin aspart (NN1218)

In October 2016, Novo Nordisk announced that it had received a Complete Response Letter from the FDA regarding the NDA for faster-acting insulin aspart.

In the letter, the FDA requested additional information related to the assay for the immunogenicity and clinical pharmacology data before the review of the NDA could be completed. Novo Nordisk is evaluating the content of the Complete Response Letter and will work closely with the FDA to resolve the outstanding issues.

The NDA for faster-acting insulin aspart was submitted to the FDA in December 2015. Faster-acting insulin aspart is currently also under review in the EU, Switzerland, Canada, Brazil, South Africa and Argentina.

Oral semaglutide (NN9924) phase 3a trials initiations progress as planned

In February 2016, Novo Nordisk initiated the first phase 3a trial PIONEER 3 with oral semaglutide, an oral formulation of Novo Nordisk’s long-acting GLP-1 analogue semaglutide using the Emisphere Eligen® SNAC enhancer technology, and the study is now fully recruited.

In addition, Novo Nordisk has initiated recruitment for five additional trials under the PIONEER programme: PIONEER 1 (a monotherapy in approximately 700 people), PIONEER 2 (a trial comparing oral semaglutide with the SGLT-2 inhibitor empagliflozin in approximately 800 people), PIONEER 4 (a trial comparing oral semaglutide with the GLP-1 analogue liraglutide in approximately 700 people), PIONEER 5 (a trial evaluating oral semaglutide in people with moderate renal impairment) and PIONEER 7 (a flexible dose adjustment of oral semaglutide in approximately 500 people). At this time, recruitment is proceeding according to plans, and the remaining phase 3a trials in the

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oral semaglutide PIONEER programme are anticipated to be initiated within the next 3-4 months.

Phase 3a trial DUAL II Japan initiated with IDegLira (NN9068)

In September 2016, Novo Nordisk initiated its second phase 3a trial with IDegLira in Japan. In the 26-week DUAL II Japan trial approximately 210 adults with type 2 diabetes inadequately controlled on basal insulin or pre-mix insulin and oral anti- diabetics will be randomised to either IDegLira or insulin degludec. The combined DUAL Japan development programme comprising DUAL I Japan and DUAL II Japan is expected to enrol more than 1,000 people.

OI338GT (NN1953) discontinued in phase 2 development

In October 2016, Novo Nordisk decided to discontinue the further development of the oral insulin project OI338GT, as the emergent product profile and required overall investments have been assessed not to be commercially viable in the increasingly challenging payer environment.

52nd Annual Meeting of the European Association for the Study of Diabetes (EASD) 12- 16 September 2016 in Munich, Germany

At the 52nd annual meeting of the EASD held in Munich, Germany, results from Novo Nordisk’s research and development activities were presented. Among the key presentations was an EASD-hosted symposium where detailed data from the SUSTAIN 6 study were presented. The study showed that semaglutide, a GLP-1 analogue administrated once-weekly, when added to standard of care, statistically significantly reduced the risk of the composite primary endpoint of cardiovascular death, non-fatal myocardial infarction and non-fatal stroke by 26% compared to placebo in a study with 3,297 adults with type 2 diabetes with elevated cardiovascular risk.

The presented results at EASD also comprised additional clinical data from the DUAL V, a phase 3b trial where Xultophy® (IDegLira) was more than four times more likely to reach fasting plasma glucose targets than insulin glargine U100. Furthermore, additional results from the LEADER phase 3b trial showed that the progression of kidney damage was statistically significantly lower with Victoza® treatment versus placebo, as measured by urinary albumin creatinine ratio, when both were added to standard of care in adults with type 2 diabetes with elevated cardiovascular risk.

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OBESITY

Glucagon-GLP-1 co-agonist 1177 (NN9277) phase 1 trial initiated

In October 2016, Novo Nordisk initiated the phase 1 trial with Glucagon-GLP-1 co- agonist 1177. The single-dose trial will investigate safety, tolerability and pharmacokinetics of the drug in around 60 healthy adults.

SUSTAINABILITY UPDATE

Novo Nordisk announces plans to reduce workforce by approximately 1,000 employees In September 2016, Novo Nordisk announced its intention to reduce its workforce by approximately 1,000 employees of the 43,102 employees (42,605 FTE positions) in the company’s global organisation. The decision was one of several actions taken to reduce operating costs as the company faces a challenging competitive environment in 2017, especially in its large US market. The reductions are expected to affect R&D units and headquarter staff functions as well as positions in the global commercial organisation. Around 500 of the lay-offs are expected to be in Denmark.

Novo Nordisk expands access to low-priced insulin

Novo Nordisk has renewed its long-term commitment to provide access to affordable insulin with an expanded scope. Human insulin will be offered at a guaranteed ceiling price (4 USD per vial in 2017) to least developed and low-income countries as well as to selected humanitarian relief organisations. The new commitment replaces the long- standing differential pricing policy offered to the world’s least developed countries (LDCs). The Access to Insulin Commitment was announced in September by CEO Lars Rebien Sørensen at an event in connection with the UN General Assembly where he was joined by the heads of the WHO and the International Red Cross.

EQUITY

Total equity was DKK 41,327 million at the end of the first nine months of 2016, equivalent to 47.3% of total assets, compared with 50.6% at the end of the first nine months of 2015. Please refer to appendix 5 for further elaboration of changes in equity.

2016 share repurchase programme

On 5 August 2016, Novo Nordisk announced a share repurchase programme of up to DKK 3.4 billion to be executed from 5 August to 26 October 2016, as part of an overall 2016 programme of up to DKK 14 billion to be executed during a 12-month period. The purpose of the programme is to reduce the company’s share capital. Under the programme, Novo Nordisk has repurchased 11,389,334 B shares for an amount of DKK 3.4 billion in the period from 5 August to 26 October. The programme was concluded on 26 October 2016.

As of 26 October 2016, Novo Nordisk A/S has repurchased a total of 31,175,337 B shares equal to a transaction value of DKK 10.5 billion under the up to DKK 14 billion

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programme beginning 3 February 2016. The Board of Directors has based on the solid outlook for the free cash flow generation in 2016 approved an expansion of the 2016 share repurchase programme of up to DKK 14 billion with DKK 1.0 billion to DKK 15.0 billion.

As of 26 October 2016, Novo Nordisk A/S and its wholly-owned affiliates owned 33,098,982 of its own B shares, corresponding to 1.3% of the total share capital.

The execution of Novo Nordisk’s 2016 updated share repurchase programme of DKK 15 billion to be executed during a 12-month period beginning 3 February 2016 continues, and a new share repurchase programme has been initiated in accordance with Article 5 of Regulation No 596/2014 of the European Parliament and Council of 16 April 2014 (MAR). For that purpose, Novo Nordisk has appointed Nordea Bank Danmark A/S as lead manager to execute the programme independently and without influence from Novo Nordisk. The purpose of the programme is to reduce the company's share capital. Under the agreement, Nordea Bank Danmark A/S will repurchase shares on behalf of Novo Nordisk for an amount of DKK 4.5 billion during the trading period starting today, 28 October and ending on 31 January 2017. A maximum of 711,586 shares can be bought during one single trading day, equal to 20% of the average daily trading volume of Novo Nordisk B shares on Nasdaq Copenhagen during the month of September 2016, and a maximum of 44,118,332 shares in total can be bought during the trading period. At least once every seven trading days, Novo Nordisk will issue an announcement in respect of the transactions made under the repurchase programme.

CORPORATE GOVERNANCE

Changes in Novo Nordisk’s management

In September 2016, changes in Novo Nordisk’s management were announced. Lars Rebien Sørensen, president and chief executive officer, who has been with the company for 34 years and the last 16 years as CEO, will retire from the company by the end of 2016. Lars Fruergaard Jørgensen, who has been with the company for 25 years and currently holds the position as executive vice president and head of Corporate Development, will succeed him, effective 1 January 2017.

Jakob Riis, previously executive vice president and head of Region China, Pacific & Marketing, has been appointed executive vice president and head of North America Operations effective from 1 September 2016.

Maziar Mike Doustdar, executive vice president and head of International Operations, continues in this role, but with enlarged responsibility for an expanded International Operations unit effective from 1 September 2016, now covering all countries except for North America (the USA and Canada) and organised in the following five regions: Europe; Latin America; Africa, Asia, Middle East & Oceania; Japan & Korea, and Region China.

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Jesper Høiland, previously executive vice president and head of the USA and Jerzy Gruhn, previously executive vice president and head of Europe will be leaving the company.

With these changes, the members of Novo Nordisk’s Executive Management are:

•	Lars Rebien Sørensen, president and CEO (until 31 December 2016)
•	Lars Fruergaard Jørgensen, EVP, Corporate Development (president and CEO as of 1 January 2017)
•	Jesper Brandgaard, EVP, chief financial officer
•	Maziar Mike Doustdar, EVP, International Operations, based in Zürich, Switzerland
•	Jakob Riis, EVP, North America Operations, based in Princeton, New Jersey, United States
•	Mads Krogsgaard Thomsen, EVP, chief science officer
•	Henrik Wulff, EVP, Product Supply

Only Danish based members of the Executive Management are registered with the Danish Business Authority.

Lars Fruergaard Jørgensen’s successor as head of Corporate Development will be announced at a later date.

LEGAL MATTERS

Product liability lawsuits related to Victoza®

As of 24 October 2016, Novo Nordisk, along with the majority of incretin-based product manufacturers in the USA, is a defendant in product liability lawsuits related to use of incretin-based medications. To date, 216 plaintiffs have named Novo Nordisk in product liability lawsuits, predominantly claiming damages for pancreatic cancer that allegedly developed as a result of using Victoza® and other GLP-1/DPP-IV products. 145 of the Novo Nordisk plaintiffs have also named other defendants in their lawsuits. Most Novo Nordisk plaintiffs have filed suit in California federal and state courts.

In November 2015, the California federal and state courts overseeing the vast majority of cases in the incretin-based products liability litigation issued an order granting the defendants’ motion for summary judgment on federal pre-emption in all pancreatic cancer cases before those courts as of mid-Q4 2015. As a result of these rulings, 182 of the pancreatic cancer claims naming Novo Nordisk have been dismissed, and an additional 29 pancreatic cancer claims will be stayed, pending the outcome of an appeal. Currently, Novo Nordisk does not have any individual trials scheduled in 2016. Novo Nordisk does not expect the pending claims to have a material impact on its financial position, operating profit and cash flow.

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Novo Nordisk entered agreement with Baxalta to settle ongoing patent litigation related to Novoeight®

In September 2016, Novo Nordisk entered into an agreement with Baxalta (now owned by Shire) to settle ongoing patent litigation at the International Trade Commission and District Court in New Jersey related to Novo Nordisk’s haemophilia product, Novoeight®. Under the terms of the agreement, Novoeight® will remain available in the US for the benefit of patients. Following the agreement, the ITC has terminated its investigation and the District Court case has been dismissed. The agreement does not have a material impact on Novo Nordisk’s financial position, operating profit or cash flow.

Investigations related to the Kalundborg Subpoena has been closed and lawsuit dismissed

In October 2014, the office of the US Attorney for the District of Massachusetts served Novo Nordisk with a subpoena calling for the production of documents regarding potential manufacturing issues within certain production units located in Kalundborg, Denmark. Novo Nordisk cooperated fully with the US Attorney throughout the investigation and was subsequently informed that the US Attorney was unlikely to pursue the investigation further. The US court has now confirmed that the lawsuit filed by the complainant has been dismissed, and the investigation is therefore closed.

Novo Nordisk received Southern District of New York Civil Investigate Demand

Novo Nordisk has received a Civil Investigative Demand (“CID”, a type of civil subpoena) from the U.S. Attorney’s Office for Southern District of New York. The CID relates to Novo Nordisk’s contracts and business relationships with pharmacy benefit managers concerning NovoLog®, Novolin®, and Levemir®. Novo Nordisk is fully cooperating with the authorities in this investigation and does not expect the investigation to have a material impact on Novo Nordisk’s financial position, operating profit or cash flow.

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FORWARD-LOOKING STATEMENTS

Novo Nordisk’s reports filed with or furnished to the US Securities and Exchange Commission (SEC), including this document as well as the company’s Annual Report 2015 and Form 20-F, both filed with the SEC in February 2016, and written information released, or oral statements made, to the public in the future by or on behalf of Novo Nordisk, may contain forward-looking statements. Words such as ‘believe’, ‘expect’, ‘may’, ‘will’, ‘plan’, ‘strategy’, ‘prospect’, ‘foresee’, ‘estimate’, ‘project’, ‘anticipate’, ‘can’, ‘intend’, ‘target’ and other words and terms of similar meaning in connection with any discussion of future operating or financial performance identify forward-looking statements. Examples of such forward-looking statements include, but are not limited to:

•	statements of targets, plans, objectives or goals for future operations, including those related to Novo Nordisk’s products, product research, product development, product introductions and product approvals as well as cooperation in relation thereto
•	statements containing projections of or targets for revenues, costs, income (or loss), earnings per share, capital expenditures, dividends, capital structure, financial items (net) and other financial measures
•	statements regarding future economic performance, future actions and outcome of contingencies such as legal proceedings
•	statements regarding the assumptions underlying or relating to such statements.

In this document, examples of forward-looking statements can be found under the headings ‘Outlook’, ‘Research and Development update’, Equity’ and ‘Legal matters’.

These statements are based on current plans, estimates and projections. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific. Novo Nordisk cautions that a number of important factors, including those described in this document, could cause actual results to differ materially from those contemplated in any forward-looking statements.

Factors that may affect future results include, but are not limited to, global as well as local political and economic conditions, including interest rate and currency exchange rate fluctuations, delay or failure of projects related to research and/or development, unplanned loss of patents, interruptions of supplies and production, product recalls, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Novo Nordisk’s products, introduction of competing products, reliance on information technology, Novo Nordisk’s ability to successfully market current and new products, exposure to product liability and legal proceedings and investigations, changes in governmental laws and related interpretation thereof, including on reimbursement, intellectual property protection and regulatory controls on testing, approval, manufacturing and marketing, perceived or actual failure to adhere to ethical marketing practices, investments in and divestitures of domestic and foreign companies, unexpected growth in costs and expenses, failure to recruit and retain the right employees, and failure to maintain a culture of compliance.

Please also refer to the overview of risk factors in ‘Managing risks’ on pp 42–43 of the Annual Report 2015 available on novonordisk.com.

Unless required by law, Novo Nordisk is under no duty and undertakes no obligation to update or revise any forward-looking statement after the distribution of this document, whether as a result of new information, future events or otherwise.

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MANAGEMENT STATEMENT

The Board of Directors and Executive Management have reviewed and approved the financial report of Novo Nordisk A/S for the first nine months of 2016. The financial report has not been audited or reviewed by the company’s independent auditors.

The financial report for the first nine months of 2016 has been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ and accounting policies set out in the Annual Report 2015 of Novo Nordisk, amended with accounting policy regarding associated companies. Furthermore, the financial report for the first nine months of 2016 and Management’s Review are prepared in accordance with additional Danish disclosure requirements for interim reports of listed companies.

In our opinion, the accounting policies used are appropriate and the overall presentation of the financial report for the first nine months of 2016 is adequate. Furthermore, in our opinion, Management’s Review includes a true and fair account of the development in the operations and financial circumstances, of the results for the period and of the financial position of the Group as well as a description of the most significant risks and elements of uncertainty facing the Group in accordance with Danish disclosure requirements for listed companies.

Besides what has been disclosed in the quarterly financial report, no changes in the Group’s most significant risks and uncertainties have occurred relative to what was disclosed in the consolidated annual report for 2015.

Bagsværd, 28 October 2016

Executive Management:

Lars Rebien Sørensen	Jesper Brandgaard	Lars Fruergaard Jørgensen
President and CEO	CFO

Mads Krogsgaard Thomsen	Henrik Wulff

Board of Directors:

Göran Ando	Jeppe Christiansen	Bruno Angelici
Chairman	Vice chairman

Brian Daniels	Sylvie Grégoire	Liz Hewitt

Liselotte Hyveled	Anne Marie Kverneland	Søren Thuesen Pedersen

Stig Strøbæk	Mary Szela

Financial Performance	Outlook	R&D	Sustainability	Equity	Corporate Governance	Legal	Financial Information
Company announcement No 74 / 2016

Financial report for the period 1 January 2016 to 30 September 2016	Page 26 of 33

FINANCIAL INFORMATION

APPENDIX 1:    QUARTERLY NUMBERS IN DKK

(Amounts in DKK million, except number of full-time equivalent employees, earnings per share and number of shares outstanding).

	2016			2015				% change Q3 2016 vs
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q3 2015
Net sales	27,537	27,459	27,212	28,876	26,792	27,059	25,200	3%
Gross profit	23,551	23,414	22,978	24,268	22,945	23,200	21,326	3%
Gross margin	85.5%	85.3%	84.4%	84.0%	85.6%	85.7%	84.6%
Sales and distribution costs	6,860	6,867	6,741	8,039	6,951	7,175	6,147	(1%)
Percentage of sales	24.9%	25.0%	24.8%	27.8%	25.9%	26.5%	24.4%
Research and development costs	3,458	3,331	3,304	4,034	3,289	3,035	3,250	5%
Percentage of sales	12.6%	12.1%	12.1%	14.0%	12.3%	11.2%	12.9%
Administrative costs	1,015	873	908	1,164	952	887	854	7%
Percentage of sales	3.7%	3.2%	3.3%	4.0%	3.6%	3.3%	3.4%
Other operating income, net	202	154	284	94	227	379	2,782	(11%)
- Non-recurring income from the partial divestment of NNIT A/S	-	-	-	-	-	-	2,376	N/A
Operating profit	12,420	12,497	12,309	11,125	11,980	12,482	13,857	4%
Operating margin	45.1%	45.5%	45.2%	38.5%	44.7%	46.1%	55.0%
Financial income	(3)	93	23	18	9	(227)	285	(133%)
Financial expenses	116	(12)	379	829	1,853	1,707	1,657	(94%)
Financial items (net)	(119)	105	(356)	(811)	(1,844)	(1,934)	(1,372)	(94%)
Profit before income taxes	12,301	12,602	11,953	10,314	10,136	10,548	12,485	21%
Income taxes	2,498	2,634	2,498	2,056	1,753	2,205	2,609	42%
Net profit	9,803	9,968	9,455	8,258	8,383	8,343	9,876	17%
Depreciation, amortisation and impairment losses	736	717	624	1,015	633	648	663	16%
Capital expenditure	1,784	1,684	1,091	2,181	1,246	1,018	764	43%
Net cash generated from operating activities	15,189	14,497	7,475	10,119	12,088	11,974	4,106	26%
Free cash flow	12,501	12,743	6,359	6,942	10,807	10,830	5,643	16%
Total assets	87,340	88,269	82,368	91,799	85,195	81,313	77,457	3%
Total equity	41,327	42,585	37,284	46,969	43,109	39,111	32,108	(4%)
Equity ratio	47.3%	48.2%	45.3%	51.2%	50.6%	48.1%	41.5%
Full-time equivalent employees end of period	42,605	42,265	41,571	40,638	40,261	39,658	39,062	6%
Basic earnings per share/ADR (in DKK)	3.88	3.93	3.72	3.25	3.27	3.24	3.80	19%
Diluted earnings per share/ADR (in DKK)	3.87	3.92	3.71	3.24	3.26	3.23	3.79	19%
Average number of shares outstanding (million)	2,526.5	2,536.3	2,544.3	2,553.2	2,565.9	2,578.1	2,596.7	(2%)
Average number of diluted shares outstanding (million)	2,530.9	2,540.8	2,550.1	2,559.7	2,571.8	2,584.1	2,604.2	(2%)
Sales by business segment:
New-generation insulin	1,143	983	626	461	376	330	271	204%
Modern insulin (insulin analogues)	11,770	11,806	11,715	13,562	12,500	12,604	11,498	(6%)
Human insulin	2,760	2,667	2,725	2,778	2,772	2,784	2,897	0%
Victoza®	5,106	4,952	4,591	4,904	4,680	4,486	3,957	9%
Other diabetes and obesity care	1,513	1,391	1,374	1,237	1,223	1,075	1,195	24%
Diabetes and obesity care total	22,292	21,799	21,031	22,942	21,551	21,279	19,818	3%
Haemophilia	2,285	2,530	2,836	2,785	2,371	2,757	2,734	(4%)
Norditropin®	2,003	2,158	2,407	2,065	1,842	2,083	1,830	9%
Other biopharmaceuticals	957	972	938	1,084	1,028	940	818	(7%)
Biopharmaceuticals total	5,245	5,660	6,181	5,934	5,241	5,780	5,382	0%
Sales by geographic segment:
USA	14,174	13,947	13,730	15,169	13,939	13,820	12,011	2%
Europe	5,093	5,298	5,016	5,399	5,200	5,222	4,977	(2%)
International Operations	3,326	3,331	3,516	3,681	3,111	3,596	3,423	7%
Region China	2,534	2,509	2,875	2,325	2,415	2,284	2,847	5%
Pacific	2,410	2,374	2,075	2,302	2,127	2,137	1,942	13%
Segment operating profit:
Diabetes and obesity care	9,874	9,229	8,424	8,153	9,085	8,713	7,950	9%
Biopharmaceuticals	2,546	3,268	3,885	2,972	2,895	3,769	3,531	(12%)
Income from the initial public offering of NNIT A/S (unallocated to segments)	-	-	-	-	-	-	2,376	N/A

Financial Performance	Outlook	R&D	Sustainability	Equity	Corporate Governance	Legal	Financial Information
Company announcement No 74 / 2016

Financial report for the period 1 January 2016 to 30 September 2016	Page 27 of 33

APPENDIX 2:    INCOME STATEMENT AND STATEMENT OF COMPREHENSIVE INCOME

DKK million	9M 2016	9M 2015	Q3 2016	Q3 2015

Income statement

Net sales	82,208	79,051	27,537	26,792
Cost of goods sold	12,265	11,580	3,986	3,847
Gross profit	69,943	67,471	23,551	22,945

Sales and distribution costs	20,468	20,273	6,860	6,951
Research and development costs	10,093	9,574	3,458	3,289
Administrative costs	2,796	2,693	1,015	952
Other operating income, net	640	3,388	202	227
- Non-recurring income from the partial divestment of NNIT A/S	-	2,376	-	-
Operating profit	37,226	38,319	12,420	11,980

Financial income	113	67	(3)	9
Financial expenses	483	5,217	116	1,853
Profit before income taxes	36,856	33,169	12,301	10,136

Income taxes	7,630	6,567	2,498	1,753
NET PROFIT	29,226	26,602	9,803	8,383

Basic earnings per share (DKK)	11.53	10.31	3.88	3.27
Diluted earnings per share (DKK)	11.50	10.28	3.87	3.26

Segment Information
Segment sales:
Diabetes and obesity care	65,122	62,648	22,292	21,551
Biopharmaceuticals	17,086	16,403	5,245	5,241

Segment operating profit:
Diabetes and obesity care	27,527	25,748	9,874	9,085
Operating margin	42.3%	41.1%	44.3%	42.2%
Biopharmaceuticals	9,699	10,195	2,546	2,895
Operating margin	56.8%	62.2%	48.5%	55.2%
Income from the initial public offering of NNIT A/S (unallocated to segments)	-	2,376	-	-

Total segment operating profit	37,226	38,319	12,420	11,980

Statement of comprehensive income

Net profit for the period	29,226	26,602	9,803	8,383

Other comprehensive income

Exchange rate adjustments of investments in subsidiaries	(5)	(603)	(2)	(315)
Cash flow hedges, realisation of previously deferred (gains)/losses	644	2,142	147	483
Cash flow hedges, deferred gains/(losses) incurred during the period	(244)	(191)	4	897
Other items	(216)	318	45	(144)
Items that will be reclassified subsequently to the Income statement, when specific conditions are met	179	1,666	194	921

Remeasurements on defined benefit plans	(294)	(37)	(156)	53
Items that will not subsequently be reclassified to the Income statement	(294)	(37)	(156)	53

Other comprehensive income before tax	(115)	1,629	38	974

Tax on other comprehensive income, income/(expense)	(55)	(364)	4	(365)
Other comprehensive income for the period, net of tax	(170)	1,265	42	609

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	29,056	27,867	9,845	8,992

Financial Performance	Outlook	R&D	Sustainability	Equity	Corporate Governance	Legal	Financial Information
Company announcement No 74 / 2016

Financial report for the period 1 January 2016 to 30 September 2016	Page 28 of 33

APPENDIX 3:    BALANCE SHEET

DKK million	30 Sep 2016	31 Dec 2015

ASSETS

Intangible assets	2,849	2,158
Property, plant and equipment	28,223	25,545
Investment in associated company	805	811
Deferred income tax assets	2,691	6,806
Other financial assets	1,196	1,339
TOTAL NON-CURRENT ASSETS	35,764	36,659

Inventories	14,252	12,758
Trade receivables	16,233	15,485
Tax receivables	1,220	3,871
Other receivables and prepayments	2,734	2,257
Marketable securities	2,042	3,542
Derivative financial instruments	558	304
Cash at bank and on hand	14,537	16,923
TOTAL CURRENT ASSETS	51,576	55,140

TOTAL ASSETS	87,340	91,799

EQUITY AND LIABILITIES

Share capital	510	520
Treasury shares	(6)	(10)
Retained earnings	41,056	46,816
Other reserves	(233)	(357)
TOTAL EQUITY	41,327	46,969

Deferred income tax liabilities	10	6
Retirement benefit obligations	1,537	1,186
Provisions	2,874	2,765
Total non-current liabilities	4,421	3,957

Current debt	456	1,073
Trade payables	4,462	4,927
Tax payables	5,223	3,777
Other liabilities	12,556	12,655
Derivative financial instruments	893	1,382
Provisions	18,002	17,059
Total current liabilities	41,592	40,873

TOTAL LIABILITIES	46,013	44,830

TOTAL EQUITY AND LIABILITIES	87,340	91,799

Financial Performance	Outlook	R&D	Sustainability	Equity	Corporate Governance	Legal	Financial Information
Company announcement No 74 / 2016

Financial report for the period 1 January 2016 to 30 September 2016	Page 29 of 33

APPENDIX 4:    STATEMENT OF CASH FLOWS

DKK million	9M 2016	9M 2015

Net profit	29,226	26,602

Adjustment for non-cash items:
Income taxes in the Income Statement	7,630	6,567
Depreciation, amortisation and impairment losses	2,077	1,944
NNIT non-recurring income included in 'other operating income'	-	(2,526)
Other non-cash items	1,423	5,312
Change in working capital	(3,518)	(1,911)
Interest received	110	59
Interest paid	(44)	(43)
Income taxes paid	257	(7,836)
Net cash generated from operating activities	37,161	28,168

Proceeds from the partial divestment of NNIT A/S	-	2,303
Purchase of intangible assets	(941)	(195)
Proceeds from sale of property, plant and equipment	2	6
Purchase of property, plant and equipment	(4,561)	(3,034)
Proceeds from other financial assets	16	32
Purchase of other financial assets	(100)	-
Sale of marketable securities	2,029	1,506
Purchase of marketable securities	(530)	(2,021)
Dividend received from associated company	26	-
Net cash used in investing activities	(4,059)	(1,403)

Purchase of treasury shares, net	(10,962)	(12,749)
Dividends paid	(23,830)	(12,905)
Net cash used in financing activities	(34,792)	(25,654)

NET CASH GENERATED FROM ACTIVITIES	(1,690)	1,111

Cash and cash equivalents at the beginning of the year	15,850	13,676
Exchange gain/(loss) on cash and cash equivalents	(79)	67
Cash and cash equivalents at the end of the period	14,081	14,854

Financial Performance	Outlook	R&D	Sustainability	Equity	Corporate Governance	Legal	Financial Information
Company announcement No 74 / 2016

Financial report for the period 1 January 2016 to 30 September 2016	Page 30 of 33

APPENDIX 5:      STATEMENT OF CHANGES IN EQUITY

				Other reserves
DKK million	Share capital	Treasury shares	Retained earnings	Exhange rate adjust ments	Cash flow hedges	Tax and other adjust- ments	Total other reserves	Total

9M 2016

Balance at the beginning of the period	520	(10)	46,816	(917)	(686)	1,246	(357)	46,969
Net profit for the period			29,226					29,226
Other comprehensive income for the period			(294)	(5)	400	(271)	124	(170)
Total comprehensive income for the period			28,932	(5)	400	(271)	124	29,056

Transactions with owners:
Dividends			(23,830)					(23,830)
Share-based payments			321					321
Tax credit related to restricted stock units			(227)					(227)
Purchase of treasury shares		(6)	(10,956)					(10,962)
Reduction of the B share capital	(10)	10						-
Balance at the end of the period	510	(6)	41,056	(922)	(286)	975	(233)	41,327

				Other reserves
DKK million	Share capital	Treasury shares	Retained earnings	Exhange rate adjust ments	Cash flow hedges	Tax and other adjust- ments	Total other reserves	Total

9M 2015

Balance at the beginning of the period	530	(11)	41,277	(248)	(2,221)	967	(1,502)	40,294
Net profit for the period			26,602					26,602
Other comprehensive income for the period			(37)	(603)	1,951	(46)	1,302	1,265
Total comprehensive income for the period			26,565	(603)	1,951	(46)	1,302	27,867

Transactions with owners:
Dividends			(12,905)					(12,905)
Share-based payments			295					295
Tax credit related to restricted stock units			307					307
Purchase of treasury shares		(8)	(12,774)					(12,782)
Sale of treasury shares		1	32					33
Reduction of the B share capital	(10)	10						-
Balance at the end of the period	520	(8)	42,797	(851)	(270)	921	(200)	43,109

Financial Performance	Outlook	R&D	Sustainability	Equity	Corporate Governance	Legal	Financial Information
Company announcement No 74 / 2016

Financial report for the period 1 January 2016 to 30 September 2016	Page 31 of 33

APPENDIX 6:     REGIONAL SALES SPLIT

Q3 2016 sales split per region

DKK million	Total	USA	Europe	Inter- national Operations	Region China	Pacific
The diabetes and obesity care segment
New generation insulin	1,143	582	226	135	-	200
% change in local currencies	203%	-	56%	43%	-	41%
Modern insulin	11,770	6,189	2,214	1,348	1,229	790
% change in local currencies	(4%)	(12%)	(2%)	21%	24%	(5%)
NovoRapid ®	4,888	2,639	1,068	492	263	426
% change in local currencies	(3%)	(12%)	3%	26%	26%	0%
NovoMix ®	2,537	418	495	576	821	227
% change in local currencies	(3%)	(40%)	(5%)	19%	20%	(9%)
Levemir ®	4,345	3,132	651	280	145	137
% change in local currencies	(4%)	(7%)	(8%)	17%	43%	(11%)
Human insulin	2,760	526	489	828	774	143
% change in local currencies	2%	6%	(1%)	13%	(6%)	(13%)
Victoza®	5,106	3,649	810	287	70	290
% change in local currencies	10%	11%	(4%)	46%	28%	13%
Other diabetes and obesity care	1,513	580	181	138	430	184
% change in local currencies	27%	57%	8%	11%	18%	10%
Diabetes and obesity care total	22,292	11,526	3,920	2,736	2,503	1,607
% change in local currencies	5%	3%	0%	21%	12%	3%

The biopharmaceuticals segment
Haemophilia	2,285	1,135	593	247	27	283
% change in local currencies	(3%)	(1%)	5%	(26%)	(19%)	10%
Norditropin®	2,003	892	398	309	3	401
% change in local currencies	10%	12%	(1%)	40%	(25%)	(4%)
Other biopharmaceuticals	957	621	182	34	1	119
% change in local currencies	(6%)	(11%)	4%	23%	(50%)	2%
Biopharmaceuticals total	5,245	2,648	1,173	590	31	803
% change in local currencies	1%	0%	3%	3%	(21%)	2%
Total sales	27,537	14,174	5,093	3,326	2,534	2,410
% change in local currencies	5%	2%	1%	17%	11%	2%
% change as reported	3%	2%	(2%)	7%	5%	13%
Share of growth	100%	27%	3%	43%	23%	4%

9M 2016 sales split per region

DKK million	Total	USA	Europe	Inter- national Operations	Region China	Pacific
The diabetes and obesity care segment
New generation insulin	2,752	1,243	599	376	-	534
% change in local currencies	185%	-	59%	78%	-	41%
Modern insulin	35,291	18,720	6,624	3,958	3,719	2,270
% change in local currencies	(1%)	(7%)	(2%)	14%	20%	(3%)
NovoRapid ®	14,406	7,862	3,119	1,420	789	1,216
% change in local currencies	(2%)	(10%)	2%	18%	28%	1%
NovoMix ®	7,886	1,517	1,524	1,670	2,520	655
% change in local currencies	(1%)	(26%)	(4%)	12%	15%	(7%)
Levemir ®	12,999	9,341	1,981	868	410	399
% change in local currencies	1%	0%	(7%)	13%	38%	(8%)
Human insulin	8,152	1,270	1,498	2,436	2,531	417
% change in local currencies	0%	(8%)	1%	8%	0%	(13%)
Victoza®	14,649	10,284	2,534	818	195	818
% change in local currencies	13%	14%	1%	29%	24%	19%
Other diabetes and obesity care	4,278	1,519	504	375	1,335	545
% change in local currencies	26%	87%	(1%)	(11%)	11%	24%
Diabetes and obesity care total	65,122	33,036	11,759	7,963	7,780	4,584
% change in local currencies	6%	6%	1%	14%	11%	6%

The biopharmaceuticals segment
Haemophilia	7,651	3,557	1,880	1,278	124	812
% change in local currencies	(1%)	(7%)	9%	(2%)	(19%)	12%
Norditropin®	6,568	3,346	1,237	838	11	1,136
% change in local currencies	16%	24%	1%	34%	0%	1%
Other biopharmaceuticals	2,867	1,912	531	94	3	327
% change in local currencies	4%	5%	3%	(8%)	(25%)	8%
Biopharmaceuticals total	17,086	8,815	3,648	2,210	138	2,275
% change in local currencies	6%	5%	5%	10%	(18%)	6%
Total sales	82,208	41,851	15,407	10,173	7,918	6,859
% change in local currencies	6%	6%	2%	13%	11%	6%
% change as reported	4%	5%	0%	0%	5%	11%
Share of growth	100%	44%	6%	27%	16%	7%

Financial Performance	Outlook	R&D	Sustainability	Equity	Corporate Governance	Legal	Financial Information
Company announcement No 74 / 2016

Financial report for the period 1 January 2016 to 30 September 2016	Page 32 of 33

APPENDIX 7:     KEY CURRENCY ASSUMPTIONS

DKK per 100	2014 average exchange rates	2015 average exchange rates	YTD 2016 average exchange rates as of 24 October 2016	Current exchange rates as of 24 October 2016
USD	562	673	668	683
CNY	91.2	107.0	101.3	100.9
JPY	5.32	5.56	6.20	6.57
GBP	925	1,028	921	836
CAD	509	526	506	512

Financial Performance	Outlook	R&D	Sustainability	Equity	Corporate Governance	Legal	Financial Information
Company announcement No 74 / 2016

Financial report for the period 1 January 2016 to 30 September 2016	Page 33 of 33

APPENDIX 8:     QUARTERLY NUMBERS IN USD (ADDITIONAL INFORMATION)

Key figures are translated into USD as additional information - the translation is based on the average exchange rate for income statement and the exchange rate at the balance sheet date for balance sheet items. The specified percent changes in DKK are based on the changes in the 'Quarterly numbers in DKK', see appendix 1. The specified percentage changes in USD is calculated as a development in USD numbers in this appendix.

(Amounts in USD million, except full-time equivalent employees, earnings per share and number of shares outstanding).

								% change	% change
	2016			2015				Q3 2016 vs	Q3 2016 vs
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q3 2015 in USD	Q3 2015

Net sales	4,130	4,165	4,017	4,240	3,991	4,004	3,808	3%	3%
Gross profit	3,532	3,551	3,392	3,562	3,418	3,434	3,222	3%	3%
Gross margin	85.5%	85.3%	84.4%	84.0%	85.6%	85.7%	84.6%
Sales and distribution costs	1,028	1,042	995	1,181	1,035	1,064	928	(1%)	(1%)
Percentage of sales	24.9%	25.0%	24.8%	27.8%	25.9%	26.5%	24.4%
Research and development costs	519	505	488	593	491	448	491	6%	5%
Percentage of sales	12.6%	12.1%	12.1%	14.0%	12.3%	11.2%	12.9%
Administrative costs	152	133	134	171	142	131	129	7%	7%
Percentage of sales	3.7%	3.2%	3.3%	4.0%	3.6%	3.3%	3.4%
Other operating income, net	30	24	42	12	34	52	420	(12%)	(11%)
- Non-recurring income from the partial divestment of NNIT A/S	-	-	-	-	-	-	359	N/A	N/A
Operating profit	1,863	1,895	1,817	1,629	1,784	1,843	2,094	4%	4%
Operating margin	45.1%	45.5%	45.2%	38.5%	44.7%	46.1%	55.0%
Financial income	(1)	15	3	3	1	(34)	43	(200%)	(133%)
Financial expenses	17	-	55	121	276	252	251	(94%)	(94%)
Financial items (net)	(18)	15	(52)	(118)	(275)	(286)	(208)	(93%)	(94%)
Profit before income taxes	1,845	1,910	1,765	1,511	1,509	1,557	1,886	22%	21%
Income taxes	375	399	369	301	260	326	394	44%	42%
Net profit	1,470	1,511	1,396	1,210	1,249	1,231	1,492	18%	17%
Depreciation, amortisation and impairment losses	110	109	92	150	94	96	100	17%	16%
Capital expenditure	268	254	161	322	186	151	115	44%	43%
Net cash generated from operating activities	2,277	2,184	1,104	1,485	1,802	1,784	620	26%	26%
Free cash flow	1,874	1,920	939	1,014	1,611	1,609	853	16%	16%
Total assets	13,082	13,173	12,585	13,441	12,794	12,195	11,157	2%	3%
Total equity	6,190	6,355	5,697	6,877	6,474	5,866	4,625	(4%)	(4%)
Equity ratio	47.3%	48.2%	45.3%	51.2%	50.6%	48.1%	41.5%
Full-time equivalent employees end of period	42,605	42,265	41,571	40,638	40,261	39,658	39,062	6%	6%
Basic earnings per share/ADR (in USD)	0.59	0.59	0.55	0.48	0.49	0.48	0.57	20%	19%
Diluted earnings per share/ADR (in USD)	0.58	0.59	0.55	0.48	0.48	0.48	0.57	21%	19%
Average number of shares outstanding (million)	2,526.5	2,536.3	2,544.3	2,553.2	2,565.9	2,578.1	2,596.7	(2%)	(2%)
Average number of diluted shares
outstanding (million)	2,530.9	2,540.8	2,550.1	2,559.7	2,571.8	2,584.1	2,604.2	(2%)	(2%)
Sales by business segment:
New-generation insulin	171	149	92	68	56	49	41	205%	204%
Modern insulin (insulin analogues)	1,765	1,790	1,730	1,992	1,862	1,867	1,736	(5%)	(6%)
Human insulin	414	405	402	407	413	411	438	0%	0%
Victoza®	766	750	678	721	697	664	598	10%	9%
Other diabetes and obesity care	227	211	203	181	183	158	181	24%	24%
Diabetes and obesity care total	3,343	3,305	3,105	3,369	3,211	3,149	2,994	4%	3%
Haemophilia	343	384	419	409	353	408	413	(3%)	(4%)
Norditropin®	301	328	355	303	274	308	277	10%	9%
Other biopharmaceuticals	143	148	138	159	153	139	124	(7%)	(7%)
Biopharmaceuticals total	787	860	912	871	780	855	814	1%	0%
Sales by geographic segment:
USA	2,127	2,114	2,027	2,230	2,076	2,045	1,816	2%	2%
Europe	763	803	741	792	774	773	752	(1%)	(2%)
International Operations	499	506	519	540	464	532	517	8%	7%
Region China	380	382	424	340	360	337	430	6%	5%
Pacific	361	360	306	338	317	317	293	14%	13%
Segment operating profit:
Diabetes and obesity care	1,480	1,399	1,243	1,194	1,353	1,290	1,201	9%	9%
Biopharmaceuticals	383	496	574	435	431	557	534	(11%)	(12%)
Income from the initial public offering of NNIT A/S (unallocated to segments)	-	-	-	-	-	-	359	N/A	N/A

Financial Performance	Outlook	R&D	Sustainability	Equity	Corporate Governance	Legal	Financial Information
Company announcement No 74 / 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: October 28, 2016	NOVO NORDISK A/S Lars Rebien Sørensen, Chief Executive Officer